Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: April 30, 2021

     April 30, 2021    Monika living with gMG  First Quarter 2021 Earnings

       Forward Looking statements  Disclosures  This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control. Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control. In addition, this communication includes forward-looking statements regarding Alexion, including statements regarding: future revenue (including global revenues in 2025 and beyond); expanding patient population (including future US neurology patients increasing by 4x); 10 product launches by 2023; future clinical trial developments (including the timing of commencement and completion of trials); anticipated timing of filing for regulatory approval and receiving regulatory approval and launching products; potential benefits of products and products in development; anticipated benefits of the enhanced commercial model, timing of future product releases; patient conversion ambitions; goals with respect to expanding addressable neurology patient population; the value creation strategy; the building blocks to achieving Alexion’s 2025 revenue ambition; new patient support model has potential to reduce barriers and length of time to start therapy; anticipated increased demand for Alexion products for the rest of the year (as COVID-19 vaccination rates rise and access restrictions ease); and potential peak sales for Alexion products. Alexion-related forward-looking statements are also subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control. These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), clinical trial results, delays in clinical trials, decisions of government regulators to approve and reimburse for our products; economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, ability to implement commercial and patient models; variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.Amounts may not foot due to rounding.

       Important Additional Information  Disclosures  In connection with AstraZeneca’s proposed acquisition of Alexion (the “proposed transaction”), AstraZeneca filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 which includes a proxy statement of Alexion and a prospectus of AstraZeneca. The registration statement was declared effective by the SEC on April 12, 2021, and mailing of the definitive joint proxy statement/prospectus to the shareholders of Alexion occurred on or about April 12, 2021. Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents containing important information about Alexion, AstraZeneca and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com. Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com. Participants in the Solicitation Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s shareholders in connection with the proposed transaction. Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC. Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC. Other information regarding the participants in the proxy solicitationsand a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC on April 12, 2021 and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any saleof securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

OUR NEXT CHAPTER

ALEXION

4 | INTRODUCTION

RARE INSPIRATION. CHANGING LIVES.

AstraZeneca & ALEXION

- Advances shared mission of ***following the science*** and using innovative approaches to develop ***life-changing medicines for patients***
- Strengthens AstraZeneca's presence in immunology by adding Alexion's ***strong pipeline*** and ***unique complement technology platforms***
- Combined company to have ***broad global coverage*** *from* ***primary to specialty care***
- AstraZeneca plans to create ***rare disease business unit***
- Combined organization will be well positioned to ***accelerate innovation and deliver enhanced value*** for our shareholders, patients and rare disease communities we serve

PROPOSED ASTRAZENECA ACQUISITION OF ALEXION EXPECTED TO CLOSE IN 3Q 2021

NEW APRIL 16th

Competition clearances achieved in ***U.S.,*** *Canada, Brazil, Russia & other countries globally*[(1)]

Shareholder Votes To Be Held May 11th, 2021

(1) Competition clearances achieved in the following countries (dates of achievement): Brazil (March), Canada (March), Colombia (March), Russia (April), Turkey (April), U.S. (April). AstraZeneca has posted competition clearances as they are received on their website at https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html

   Committed to our Mission            Introduction  Sumaira living with NMOSD  Albie living with LAL-D  Jesse living with gMG  Our Mission: Transform the lives of people affected by rare diseases and devastating conditions by continuously innovating and creating meaningful value in all we do  Bunny living with PNH  Aira living with HPP  Justice living with aHUS

 Progress continues against Strategic ambitions            Introduction  Expand Neurology U.S. Patient Volume 4x (by 2025 to ~7,500 U.S. Patients) (2)  10 Launches By 2023  Best-In-Class ULTOMIRIS Conversion  $9-10B in Global Revenues in 2025(Standalone Alexion) (1)          (1)At constant currency, as previously laid out at October 2020 Investor Day; (2)Ambition Baseline - 12/31/19 1,885 patients (4x growth ambition includes only gMG and NMOSD indications for SOLIRIS & ULTOMIRIS);

       Financial Update

FIRST QUARTER 2021 KEY PERFORMANCE METRICS

ALEXION

8 | FINANCIAL UPDATE RARE INSPIRATION. CHANGING LIVES.

Metric	Value	Change	Comparison	Commentary
Total Revenues	$1.636B ↑	+13%	vs 1Q20	▪ C5 (SOLIRIS + ULTOMIRIS) sales grew 10% YoY driven by growth in Neurology & continued strength in the PNH and atypical HUS businesses ▪ Metabolic sales grew 17% YoY driven by increase in volume ▪ ANDEXXA sales contributed $29M in 1Q21[2]
GAAP[1] Operating Margin	39% ↓	-926 bps	vs 1Q20	▪ GAAP operating margin decrease primarily driven by acquired IPR&D expense resulting from the consolidation of Caelum in 1Q21[3]
Non-GAAP[1] Operating Margin	59% ↓	-282 bps	vs 1Q20	▪ Non-GAAP operating margin decrease driven by Portola-related expenses & increased R&D spend
GAAP[1] EPS attributable to Alexion	$2.86 ↑	+14%	vs 1Q20	▪ GAAP EPS growth primarily driven by topline strength
Non-GAAP[1] EPS attributable to Alexion	$3.52 ↑	+9%	vs 1Q20	▪ Non-GAAP EPS growth primarily driven by topline strength partially offset by increases in R&D spend

[1]A reconciliation of GAAP to non-GAAP financial results is provided in the appendix and is available at www.alexion.com. Net Income used to determine Non-GAAP EPS attributable to Alexion excludes Caelum non-controlling interest. See Note 10 in Alexion 10Q filed April 30, 2021
[2]ANDEXXA refers to both ANDEXXA and ONDEXXYA revenues in the U.S. and EU [3]For more details on the Caelum consolidation, see Note 10 in Alexion 10Q filed April 30, 2021

 net product sales By Geography(1)            (1) Net Product Revenues only, excluding other revenues  $1,445  FINANCIAL Update  $1,445  $1,588  +13% YoY  $1,592  $1,636

 Soliris® and ULTOMiris® net product sales        SOLIRIS Net Product Sales  SOLIRIS: YoY revenue growth driven by Neurology, offset by continued conversion of PNH & aHUS business to ULTOMIRISULTOMIRIS: Continued strength driven primarily by conversion from SOLIRIS in PNH and aHUS in top three markets (U.S., DE, JP) as well as new patient starts  FINANCIAL Update  ULTOMIRIS Net Product Sales  $223  Total C5 Franchise Net Product Sales  $1,246  $1,028  ULTOMIRIS Sales >25% of Total C5 Sales as of 1Q21

 Metabolic & ANDEXXA net product sales            Metabolic Net Product Sales  FINANCIAL Update  ANDEXXA Net Product Sales    Metabolics:+17% YoY revenue growth YoY & QoQ growth driven primarily by volume and benefit from order timing    ANDEXXA:Decrease in QoQ revenue due to reduced volume  (1) Q1 net product revenues as previously reported by Portola(2) Net product revenues recognized by Portola in 2Q 2020 have not been adjusted for consistency with Alexion accounting policies and are not included in Alexion’s 2Q 2020 quarterly results. Alexion has relied upon the amounts as publicly reported by Portola for all periods prior to the acquisition and, with respect to the second quarter of 2020 upon information that was made available to Alexion in the accounting records of Portola.  (1)  (2)  Legacy Portola

1Q 2021 FINANCIAL PERFORMANCE – YoY COMPARISON

ALEXION

12 | FINANCIAL UPDATE

RARE INSPIRATION. CHANGING LIVES.

$ Millions, Except EPS	1Q '21 GAAP [1]	1Q '21 Non-GAAP [1]	1Q '20 GAAP [1]	1Q '20 Non-GAAP [1]	Δ Non-GAAP [1]
Total Revenue	$1,636	$1,636	$1,445	$1,445	+13%
SOLIRIS® Revenue	$1,028	$1,028	$1,023	$1,023	+/-0%
ULTOMIRIS® Revenue	$347	$347	$223	$223	+56%
STRENSIQ® Revenue	$198	$198	$172	$172	+15%
KANUMA® Revenue	$35	$35	$27	$27	+30%
ANDEXXA® Revenue	$29	$29	-	-	-
COGS *% of Total Revenue*	$125 8%	$114 7%	$112 8%	$109 8%	-56bps
R&D *% of Total Revenue*	$289 18%	$267 16%	$201 14%	$186 13%	+346 bps
SG&A *% of Total Revenue*	$343 21%	$292 18%	$320 22%	$259 18%	-8 bps
Operating Income	$636	$963	$696	$891	+8%
Operating Margin	39%	59%	48%	62%	-282 bps
Effective Tax Rate	19%	16%	16%	16%	-74 bps
Earnings Per Share attributable to Alexion	$2.86	$3.52	$2.50	$3.22	+9%

$ Millions	Q1 2021	Q1 2020	Δ
Free Cash Flows [2]	$617	$537	+15%

[1] A reconciliation of GAAP to non-GAAP financial results is provided in the appendix and is available at www.alexion.com.
[2] Free Cash Flow (FCF) defined as cash flow from operations less purchases of property, plant and equipment

       R&D Update

VALUE-CREATING PIPELINE CONTINUES TO EXPAND

14 | R&D UPDATE

RARE INSPIRATION. CHANGING LIVES.

Group	Program	Indication	PHASE 1 / PHASE 2 / PHASE 3
LEAD and EXPAND	SOLIRIS	IV (GBS) Japan Only	Ph3 to Initiated 1Q '21
	ULTOMIRIS (2nd Generation C5)	SC Weekly	Estimated Filing 3Q '21
		IV (gMG)	Estimated TLR 2H '21[1]
		IV (NMOSD)	Estimated TLR 2H '22[1]
		IV (ALS)	Estimated TLR 1H '22[1] NEW
		IV (HSCT-TMA)	Ph3 Initiated 4Q '20
		IV (CM-TMA)	Ph3 to Initiate 1H '21
		IV (Renal Basket)	Ph2 Initiated 4Q '20
		IV (DM)	Ph2/3 to Initiate 2H '21
	ALXN1720 (3rd Generation C5)	SC (DM)[2]	HV TLR 2H '21[1]
		SC (gMG)[2]	HV TLR 2H '21[1]
	ALXN1840	Oral (Wilson)	Estimated TLR 3Q '21[1]
DIVERSIFY	ALXN1830 (Anti-FcRn)	SC FcRn (WAIHA)[3]	Ph2 to Initiate 2H '21
		SC FcRn (gMG)[3]	Ph2 to Initiate 2H '21
	CAEL-101	IV (AL Amyloidosis)[4]	Estimated TLR 2H '22[1]
	AG10	Oral (ATTR-CM) Japan Only[5]	Estimated TLR 2H '22
	ALXN2040 (Factor D)	Oral (PNH with EVH)	Ph3 Initiated 4Q '20
		Oral (Geographic Atrophy)	Ph2 to Initiate 2H '21
	ALXN2050 (Factor D)	Oral (PNH Monotherapy)	Estimated TLR 1H '22[1]
		Oral (Renal Basket)	Ph2 to Initiate 2H '21
		Oral (gMG) NEW	Ph2 to Initiate 2H '21
	ANDEXXA	ANDEXXA-S (Urgent Surgery)	Ph2 to Initiate 1H '21
	CERDULATINIB	Lymphoma (CTCL, PTCL, FL)	Estimated TLR 1H '21[1]
	ALXN1820 (Anti-Properdin)	SC HV Study	Initiated 1Q '21
	ALXN1850	SC (HPP)	To Initiate 2Q '21

Legend: Hematology; Nephrology; Metabolics; Neurology; Cardiology; Ophthalmology; Acute Care; Other/TBD

[1]TLR: Topline readout; [2]1720 currently in HV Ph1 with topline readout estimated 2H '21 and subsequent DM and gMG trials to begin after that; [3]1830 Ph1 HV program to reinitiate for SC formulation with WAIHA and gMG Ph2 programs to follow in 2021; [4]Structured as option to acquire Caelum; [5]Exclusive license to develop & commercialize in Japan. Note: Further detail on clinical stage pipeline included in appendix.

ON TRACK TO 10 LAUNCHES BY 2023

ALEXION®

15 | R&D UPDATE

RARE INSPIRATION. CHANGING LIVES.

LEAD AND *EXPAND* IN COMPLEMENT

Product	Population	Trial Status	Positioning	Indication
WEEKLY SC ULTOMIRIS®	<6K Each U.S. Ultra-Rare Population	Ph3 Trial To File in U.S. 3Q '21	First in Class — SC Infusion C5 Inhibitor	PNH / aHUS
ULTOMIRIS®	~20K U.S. Target Population[1]	Ph3 Trial Enrollment Complete	Best in Class — C5 Inhibitor *ULTOMIRIS*	gMG
ULTOMIRIS®	~15K U.S. Diagnosed Population[2]	Ph3 Trial Enrollment Complete (NEW)	First in Class — C5 Inhibitor *ULTOMIRIS*	ALS
ULTOMIRIS®	~5K U.S. Diagnosed Population[3]	Ph3 Trial Enrollment Underway	First and Only — C5 Inhibitor *ULTOMIRIS*	HSCT-TMA
ULTOMIRIS®	~4.5K U.S. Target Population[4]	Ph3 Trial Enrollment Complete (NEW)	Best in Class — C5 Inhibitor *ULTOMIRIS*	NMOSD
ULTOMIRIS®	~2K Addt U.S. Opportunity[5]	Ph3 Trial To Initiate 1H '21	Best in Class — C5 Inhibitor *ULTOMIRIS*	CM-TMA
SOLIRIS®	<2K JP Diagnosed Population[6]	Ph3 Trial Initiated 1Q '21 (NEW)	First and Only — C5 Inhibitor *SOLIRIS*	GBS *Japan Only*

DIVERSIFY INTO NEW GROWTH AREAS

Product	Population	Trial Status	Positioning	Indication
CAELUM	~10K U.S. Diagnosed Population[7]	Ph3 Trial Initiated 3Q '20	First and Only — Targeted Therapy	AL Amyloidosis
eidos	<6K JP Diagnosed Population[8]	Ph3 Trial Target Enrollment Achieved (NEW)	First and Only — Small Molecule	ATTR-CM *Japan Only*
ALXN1840	~5K U.S. Diagnosed Population[9]	Ph3 Trial On-Going; Data 3Q '21	Potential Superiority vs Standard of Care	Wilson Disease
ALXN2040	<10% of U.S. PNH Population[10]	Ph3 Trial Enrollment Underway	Address Patients Suffering from EVH	PNH with EVH

[1] Commercial estimate [2] Prevalence of ALS-United States, 2015 MMWR Morb Mortal Wkly Rep. 2018 Nov 23; 67(46): 1285-1289 [3] Jodele S, Davies SM, Lane A, et al. Diagnostic and risk criteria for HSCT-associated thrombotic microangiopathy: a study in children and young adults. Blood. 2014;124(4):645-653. [4] Aligned with our Phase 3 PREVENT criteria [5] Alexion estimated market opportunity incremental to existing aHUS market [6] Saito T, Arimura K, No M. Result report of the National Epidemiology Survey secondary questionnaire survey on Guillain-Barré syndrome, Ministry of Health, Labour and Welfare specific disease, Immunologic neurological disease investigation sub-group Year 2000 Research Report, 2000;83-84. [7] Quock, T. P., et al. Epidemiology of AL amyloidosis: a real-world study using U.S. claims data. *Blood Adv.* 2018; 2(10):1046-1053 [8] Eidos Therapeutics [9] Poujois, A., et al. Characteristics and prevalence of Wilson's disease: A 2013 observational population-based study in France. Clin Res Hepatol Gastroenterol. 2018 Feb;42(1):57-6 [10] Risitano AM, et al. *Blood* 2009;113(17):4094-4100

16 | R&D UPDATE

RARE INSPIRATION. CHANGING LIVES.

CONTINUING LEGACY OF RARE DISEASE INNOVATION WITH KEY PIPELINE DEVELOPMENTS

Redefining Treatment Goals in Wilson Disease With ALXN1840

- Designed to demonstrate **whole-body decoppering properties & neurological symptom impact**
  - Represents an innovative paradigm shift in treatment of Wilson disease from circulating copper management to full-body tissue decoppering
  - Potential for a once-daily, easily compliant therapy that addresses a broad range of Wilson symptoms, from liver damage to neurological impairments
- Executing global protocol amendment to revise primary and key secondary endpoints:
  - ✓ Aligned With Regulatory Feedback
    - *Revised endpoints developed through proactive engagement with global regulators*
  - ✓ Minimizes Impact To Program
    - *Does not impact conduct of on-going study & data generated, but does **shift TLR to 3Q 2021***
  - ✓ Study remains powered for superiority

Strengthens Value Of ALXN1840 & Potential To Transform Standard Of Care In Wilson Disease

Expanding Innovative Factor D Platform Into Neurology With ALXN2050 In gMG

- **Complement inhibition proven as an effective mechanism for treatment of gMG** in SOLIRIS REGAIN Phase 3 program
- Factor D approach yields potential therapeutic benefit via Alternative Pathway (AP) inhibition, and/or via direct effect on the neuromuscular junction
  - ALXN2050 demonstrated ability to achieve >90% inhibition of alternative pathway; in vitro data suggest AP inhibition can result in sufficient terminal complement suppression for gMG disease control
  - ALXN2050 has excellent tissue penetration in the Peripheral Nervous System
- gMG market research suggests strong patient and physician interest in an orally administered product to potentially replace current IST & steroid use, early in the treatment paradigm
- Phase 2 program to **initiate 2H 2021**

Potentially Market-Disrupting Factor D Approach With Oral Administration

       Commercial Update

SUSTAINABLE PNH & aHUS FRANCHISES WITH BEST-IN-CLASS ULTOMIRIS CONVERSION

18 | COMMERCIAL UPDATE

RARE INSPIRATION. CHANGING LIVES.

Achieving Our ULTOMIRIS Conversion Ambitions

ULTOMIRIS (ravulizumab-cwvz) injection for intravenous use 300 mg/30 mL vial

3Q 2020

PNH >70% Conversion In Top Three Markets Achieved

~2/3s of Global Revenues

On Track for aHUS > 70% Conversion In Top Three Markets Within Two Years[1]

Oct 2019
U.S. aHUS ULTOMIRIS Approval

Jun 2020
EU aHUS ULTOMIRIS Approval

Sep 2020
JP aHUS ULTOMIRIS Approval

NEW
May 2021
UK PNH Reimbursement

3Q 2021
Once Weekly SC Formulation U.S. Filing

Rapid, Patient Friendly Device with Potential to be First SC On-Body Device Option for Both PNH & aHUS



C5 Inhibition Is The Established Standard Of Care In PNH

- Uncontrolled terminal complement activity is driver of early mortality in PNH through Intravascular Hemolysis (IVH)
  - **IVH is the driver of morbidity & mortality** in PNH[3]
  - **LDH is the proven IVH biomarker of PNH disease control**
    - LDH > 1.5x associated with significantly increased risk of thrombosis and mortality[2]
  - **Hemoglobin not predictive of TE risk/mortality**
  - **Only ULTOMIRIS provides immediate, complete and sustained terminal complement inhibition** over 8 weeks
- Over a decade of patient safety experience with SOLIRIS & ULTOMIRIS
- C5 Portfolio Evolution Offers Convenient Administration
  - Q8W IV ULTOMIRIS administration; QW subcutaneous option filing with FDA later this year

[1]aHUS ambition of 70% of total patients on ULTOMIRIS within 2 years of each market's launch; [2]TE = Thromboembolism, a blood clot which cause organ damage and death, Hb = hemoglobin, retics = reticulocytes, an immature red blood cell; [3] Jang, *et al.*, 2016; and Lee, *et al.*, 2013

ON TRACK TO 2025 4x US NEURO PATIENT AMBITION; FURTHER EXPANDING OUR REACH IN NEUROLOGY

19 | COMMERCIAL UPDATE

RARE INSPIRATION. CHANGING LIVES.


U.S. Neurology Patients
(gMG & NMOSD)
4x Ambition
~7,500
Ambition Baseline[1]
1,885
2,152
2,341
2,452
2,588
1Q21
2,640[2]
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
2025

- 1Q net patient adds impacted by promotional access limitations related to COVID-19;
- Introduced new patient support model to improve patient experience, reduce barriers, & shorten start times
- New patient queue accelerating in March & April as re-opening progresses; **remain committed to 4x Growth Ambition**

Emerging Portfolio Expands Addressable AChR+ gMG Market


60-80K Total U.S. gMG Patients
(85% of which are AChR+)
Oral
SC
Q8W IV
Q2W IV
SOLIRIS (eculizumab)
ULTOMIRIS (ravulizumab-cwvz)
ALXN1720
ALXN2050
~5-8K
~20K

Estimated ULTOMIRIS launch in gMG 2H 2022

[1]Ambition Baseline - 12/31/19 1,885 patients (4x growth ambition includes only gMG and NMOSD indications for SOLIRIS & ULTOMIRIS); [2]gMG and NMOSD patients on SOLIRIS as of 3/31/21

COMMERCIAL EXCELLENCE EXTENDS BEYOND COMPLEMENT ALEXION
20 | COMMERCIAL UPDATE
RARE INSPIRATION. CHANGING LIVES.

Metabolic Portfolio Continues Consistent Growth Trajectory


$M
+28% '17-20 CAGR
$405
$567
$705
$850
1Q
$232
2017
2018
2019
2020
2021

Metabolic Franchise (STRENSIQ & KANUMA) Revenues

- Execution across franchise continues, with demand continuing to fuel strong growth, particularly in STRENSIQ
- Launch preparation & capability building underway in anticipation of expected 2022 ALXN1840 Wilson Disease launch

Executing Against ANDEXXA Re-Powered Launch Strategy


Mobilize High Potential Institutions
Create System Level Access
Create HCP Pull Thru at Point of Care

- Optimizing new and existing top tier accounts
  - Driving ***ACCESS*** through formularies and bleeding protocols
  - Raising ***AWARENESS*** with clinical and economic champions
  - Generating ***DEMAND*** in network and referral centers

- CMS proposed extending NTAP for a 4th year (beginning Oct '21)[(1)]
- ***Geographic Expansion*** Efforts Continue
  - Germany reimbursement (Feb); UK for GI bleeds (May)
  - Japan filed with launch expected late 2021
- Meaningful Progress In ***Label Expansion***
  - In the US, sBLA filed to add reversal of enoxaparin and edoxaban to label with approval expected in 2H21
  - Phase 2 Urgent Surgery program on track to initiate in 2Q21

(1) Please see our 1Q21 Earnings Q&A document on ir.Alexion.com for more details.

       Looking Ahead

ON TRACK TO ACHIEVE 2021 OBJECTIVES

22 | LOOKING AHEAD

RARE INSPIRATION. CHANGING LIVES.

LEAD IN COMPLEMENT

- Establish ULTOMIRIS as standard of care
- Continue to innovate for patients
- Develop and launch next generation C5

- >70% aHUS ULTOMIRIS converted in U.S. (2H)
- ULTOMIRIS once-weekly SC filing (3Q)
- ALXN1720 Ph1 top line data (2H)

EXPAND IN COMPLEMENT

- Expand presence in Neurology
- Focus new ULTOMIRIS expansion on direct to Ph3 and rapid proof of concept studies

- gMG Ph3 ULTOMIRIS top line data (2H)
- gMG ULTOMIRIS filing (2H)
- NMOSD & ALS Ph3 ULTOMIRIS full enrollment (2H)
- Continued progress towards 4X Neuro Ambition[1]
- ULTOMIRIS Hematology & Nephrology[2] enrollment progress (FY)

DIVERSIFY Into New Growth Areas

- Expand rare disease focus with novel assets
- Grow acute care presence with ANDEXXA

- Ph3 ALXN1840 top line data (3Q)
- ALXN1840 filing in Wilson Disease (2H)
- Ph2 ALXN2040 Geographic Atrophy initiation (2H)
- ANDEXXA growth (FY)

PROPOSED ASTRAZENECA ACQUISITION OF ALEXION EXPECTED TO CLOSE IN 3Q 2021

[1]Ambition for 4x U.S. treated Neuro patients by year-end 2025 set with 12/31/19 baseline of 1,885 patients and 2,588 net patients on SOLIRIS as of year-end 2020; [2]Refers to ULTOMIRIS HSCT-TMA and CM-TMA Ph3 and Renal Basket Ph2 Trials

       Rachel living with gMG  Appendix

LATE-STAGE PIPELINE

24 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

Identifier	MoA	RoA	Indication	Phase	Study Start	Study End
SOLIRIS (eculizumab)	Anti-C5 antibody	Q2W IV	Guillain Barre Syndrome	Ph3	Initiated 1Q '21	Not yet disclosed
ULTOMIRIS (ravulizumab)	Anti-C5 antibody	Q1W SC	Paroxysmal Nocturnal Hemoglobinuria (PNH) Atypical Hemolytic Uremic Syndrome (aHUS)	Ph3	Initiated 1Q '19	TLR 2Q '20 Filing 3Q '21
		Q8W IV	Generalized Myasthenia Gravis (gMG)	Ph3	Initiated 1Q '19	TLR 2H '21
			Neuromyelitis Optica Spectrum Disorder (NMOSD)	Ph3	Initiated 4Q '19	TLR 1H '22
			Amyotrophic Lateral Sclerosis (ALS)	Ph3	Initiated 1Q '20	TLR 1H '22
			Hematopoetic Stem Cell Transplant Thrombotic Microangiopathy (HSCT-TMA)	Ph3	Initiated 4Q '20	Not yet disclosed
			Complement Mediated Thrombotic Microangiopathy (CM-TMA)	Ph3	Initiating 1H '21	Not yet disclosed
			Adults with COVID-19 who are hospitalized with severe pneumonia or ARDS	Ph3	Initiated 2Q '20	TLR 1Q '21
			Renal Basket Study	Ph2	Initiated 4Q '20	Not yet disclosed
			Dermatomyositis (DM)	Ph2/3	Initiating 2H '21	Not yet disclosed
ALXN1720	Anti-C5 Bi-Specific minibody	SC	Generalized Myasthenia Gravis (gMG)[1] Dermatomyositis (DM)[1]	Ph1 HV	Reinitiated 3Q '20	TLR 2H '21
ALXN1840 (fka WTX-101)	Copper chelator	Oral	Wilson Disease (WD)	Ph3	Initiated 1Q '18	TLR 2H '21
ALXN1830 (fka SYNT001)	Anti-FcRn antibody	SC	Warm Autoimmune Hemolytic Anemia (WAIHA)[2] Generalized Myasthenia Gravis (gMG)[2]	Ph1 HV	Reinitiated 1Q '21	TLR 1H '21
CAEL-101	ALκ/ALλ fibril reactive antibody	IV	Amyloid Light-Chain (AL) Amyloidosis	Ph3	Initiated 3Q '20	TLR 2H '22

LATE-STAGE PIPELINE (CONTINUED)

25 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

Identifier	MoA	RoA	Indication	Phase	Study Start	Study End
ALXN2040 (danicopan / fka ACH-4471)	Factor D inhibitor (small molecule)	TID Oral	PNH with Extravascular Hemolysis (PNH w/ EVH)	Ph3	Initiated 4Q '20	TLR 2H '22
		TBD	Geographic Atrophy (GA)	Ph2	Initiating 2H '21	Not yet disclosed
ALXN2050 (fka ACH-5228)	Factor D inhibitor (small molecule)	BID Oral	Paroxsymal Nocturnal Hemoglobinuria (PNH)	Ph2	Initiated 4Q '19	TLR 2H '21
			Renal Basket Study	Ph2	Initiating 1H '21	Not yet disclosed
			Generalized Myasthenia Gravis (gMG)	Ph2	Initiating 2H '21	Not yet disclosed
ANDEXXA (andexanet alfa)	Reversal of Factor Xa Inhibition (recombinant inactivated Factor Xa)	IV	Urgent Surgery	Ph2	Initiating 1H '21	Not yet disclosed
cerdulatinib	SYK/JAK kinase inhibitor	Oral	Lymphoma (CTCL, PTCL, FL)	Ph2	PTLA Acquisition	TLR 1H '21

26 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

OUR VALUE CREATION STRATEGY

LEAD AND *EXPAND* IN COMPLEMENT

LEAD

- Establish ULTOMIRIS as the new standard of care
  - PNH
  - aHUS
  - Neurology in 2022/2023
- Develop and launch next-generation innovative C5 formulations

EXPAND

- Expand presence in Neurology
- Focus new ULTOMIRIS expansion opportunities on direct-to-Phase 3, rapid Proof of Concept

DIVERSIFY INTO NEW GROWTH AREAS

DIVERSIFY

- Execute novel asset development to expand rare disease focus
- Grow acute care presence with ANDEXXA

Secure and grow our base business → ***Drive new growth opportunities outside C5***

 Standalone ALXN Targeting $9-10B in Global Revenues in 2025            APPENDIX    (1)Ambition Baseline - 12/31/19 1,885 patients; (2)2025 $9-10B target is at constant currencies (9/30/20 levels); (3)llustrative, non risk-adjusted revenues, peak sales year varies by program  Key Building Blocks To Achieving 2025 Revenue Ambition  Sustainable PNH and Growing aHUS & Metabolic Businesses  Initial Revenue Contribution From 10 Launches By 2023  Expand Neurology U.S. Patient Volume 4x (to ~7,500 U.S. Patients) (1)  Grow ANDEXXA Utilization  $6BGlobal Revenues            $9-10BGlobal Revenues(2)  > 10% CAGR          PNH (~30%)  PNH (~15%)    2025  2020  2023  >$10B+in pipeline peak sales potential(3)   Beyond 2025    1  2  3  4

28 | APPENDIX

DEVELOPMENT-STAGE PIPELINE WITH >$10B+ IN POTENTIAL PEAK SALES

ALEXION

RARE INSPIRATION. CHANGING LIVES.

LEAD and EXPAND in complement

DIVERSIFY into new growth areas (sourced through BD)



<$100M
SOLIRIS
GBS (2023)
Japan Only
$1 to $4B
ULTOMIRIS
New Indications
ALS (2023)
HSCT-TMA (2023)
CM-TMA (2023)
$2 to $3B
ALXN1720
DM (2023+)
gMG (2023+)
$500M to $1B
ALXN1840
Wilson Disease (2022)
$1.0B+
ANDEXXA
Factor Xa (2020)
Urgent Surgery (2023+)
$1.0B+
Combined
CAEL-101[1]
AL Amyloidosis (2023)
AG10
ATTR-CM (2023)
Japan Only
$1.0B+
ALXN1830
WAIHA (2023+)
gMG (2023+)
$500M to $2.0B+
Factor D[2]
PNH (2023+)
GA (2023+)
Renal (2023+)

7 Blockbuster Franchises

- Hematology
- Nephrology
- Metabolics
- Neurology
- Cardiology
- Ophthalmology
- Acute Care

Illustrative only; timing shown represents launch year; based on non-adjusted peak revenue estimates for incremental market opportunity; [1]Structured as an option to acquire Caelum; [2]Factor D represents both ALXN2040 and ALXN2050

 ULTOMIRIS Conversion Dynamic: Two Key Considerations            APPENDIX      Conversion Loading Dose Dynamic  Quarter-on-quarter (QoQ) Variability  ULTOMIRIS vs. SOLIRIS U.S. Annual Cost Per Patient    Maintenance Dosing    Year 1: Loading dose + Maintenance Dosing  SOLIRIS indication-specific dosing: aHUS, gMG, NMOSD labeled dose higher than PNHDrives indication-specific pricing differences when comparing SOLIRIS vs. ULTOMIRIS pricingULTOMIRIS weight-based dosing  ULTOMIRIS every 8 week infusion schedule drives variability in quarterly patient treatment costs Expect quarterly variability to be negligible on year-over-year (YoY) revenue comparisons  Note: pricing discounts are approximations, not exact  Infusion Timing Drives QoQ Variability  Patient Sample 1: Loading dose + 2 Maintenance Infusions     Patient Sample 2: Loading dose + 1 Maintenance Infusion     Loading dose  Maintenance Infusion

30 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

DIVERSITY, INCLUSION, AND BELONGING (DI&B)

ALEXION

Diversity is a *fact*. Inclusion is an *act*. Belonging is a *pact*.

Ignite an inclusive environment where people belong because of their uniqueness and unleash their individuality and diversity to spur innovative breakthroughs for patients.

OUR **STRATEGY**	BUILD A DIVERSE AND INCLUSIVE **ORGANIZATION** OF THE FUTURE	ADVANCE OUR **CULTURE** OF DIVERSITY, INCLUSION & BELONGING	ENSURE A COMPELLING DI&B CORPORATE BRAND **REPUTATION**

Our DI&B Differentiators

- **Chief Diversity Officer**, core-member of the management team, reports into the CEO
- **DI&B Advisory Board co-chaired** by 2 management team members
- **900+ global employees** directly involved in DI&B governance, network and ARGs
- **"DI&B Innovation Pods"** drive key topics e.g., supplier diversity, clinical trials diversity
- **Global DI&B Flex Day** paid time off to celebrate and meet diverse needs of diverse employees
- **53%** of Alexion's total workforce are female; **64%** of Alexion's management team are female(1)
- **Modern Family Benefits,** enhanced to respond to our employees' needs
- **Three-tier Listening and Learning Programs** offer interactive and experiential diversity learning and engagement
- **DI&B Webpage** on Alexion.com to showcase DI&B efforts and commitment externally
- **MassBio CEO Pledge** signed for a More Equitable and Inclusive Life Sciences Industry

We've Doubled our Alexion Resource Groups (ARGs)

A unique structure to drive intersectionality and foster allyship and inclusion

- Women in Leadership (WIL) and WIL Allies
- Black Professionals Network (BPN)
- Be You LGBTQ+
- Alexion Asians and Allies
- Voces Unidas
- Veterans & Allies in Service Council (VASC)
- No Limits No Labels, DiverseAbility Awareness Support Network

(1) *One of only 3 S&P 500 Companies with majority women at the executive level*

 CSR and ESG at Alexion            APPENDIX  “At Alexion, we work to change lives for the better – ours, people living with rare diseases and the communities we serve – and our commitment to being a responsible corporate citizen helps make it possible.”CEO LUDWIG HANTSON    (Alexion’s Inaugural CSR Report Published in 2020)  Recognition  1st Decile Rank(Pharmaceuticals & Biotech)  Double Digit Growth  #1 ESG Risk Rating(Biotech)  Ranked161 out of 400 (Top 40%)  Alexion’s CSR/ESG material topics align most closely with the following UN Sustainable Development Goals:

CSR AND ESG AT ALEXION

32 I APPENDIX

RARE INSPIRATION. CHANGING LIVES.


CORPORATE
SOCIAL
RESPONSIBILITY
REPORT
2020
Dear Communities
ALEXION

Download Alexion's newly released 2020 CSR Report at csr.alexion.com and explore our updated Environmental, Social, and Governance (ESG) disclosures.

A Look Inside Alexion's 2020 CSR Report

1. **Letter** From Ludwig Hantson
2. **About** Alexion
3. **Serve** Communities and Sustain Our Planet
4. **Transform** Patient Lives
5. **Advance** Our People and Our Company
6. **Redefine** Living with a Rare Disease or Devastating Condition
7. **Ethics & Compliance** Our Foundation
8. **Reporting Index** Global Reporting Initiative & SASB

About Alexion

Sincerely Inspired. Every Day.

- Let me tell you **About Alexion**
- A Culture of **Social Responsibility**
- About **This Report**
- Material **CSR Topics**
- CSR-STAR **Aspirations and Metrics**
- UN **Sustainable Development Goals**

33 I APPENDIX

ALEXION 2020 CSR REPORT: CONTENT SNAPSHOTS

RARE INSPIRATION. CHANGING LIVES.

SERVE COMMUNITIES AND SUSTAIN OUR PLANET

The pleasure of **Serving Communities**

What a time to launch the **Alexion Charitable Foundation**

ACF Grants: Rare Belonging® and Local Needs

Volunteering in a virtual world

2020 Global **Week of Service**

Engaging with Communities around the globe

How we work toward **Sustaining Our Planet**

Sustainability data

Taking Actions around the world

TRANSFORM PATIENT LIVES

A conversation on the **Patient and Employee Experience**

What it's like **Living with a Rare Disease and Working at Alexion**

Accelerating **Results for Patients**

Incorporating **Patient Input**

Helping to navigate **The Patient Journey in Trying Times**

Collaborating with **Patient Organizations**

Making significant strides in **Access to Medicines**

Expanding availability through **Partnerships for Growth**

Communicating **Safety and Efficacy**

Advancing Our **High-Quality Standards**

Working to **Prevent Counterfeit Drugs**

Download Alexion's newly released 2020 CSR Report at csr.alexion.com and explore our updated Environmental, Social, and Governance (ESG) disclosures.

ALEXION 2020 CSR REPORT: CONTENT SNAPSHOTS

34 I APPENDIX

RARE INSPIRATION. CHANGING LIVES.

ADVANCE
OUR PEOPLE AND OUR COMPANY

- At the Forefront: **Diversity, Inclusion & Belonging**
- Strengthening **Diversity in Recruiting**
- Expanding **Diversity in Clinical Trials**
- Adapting **Work During the Global Pandemic**
- Fostering a **Purpose-Driven Culture**
- **A Giant LEAP** for Humankind
- Preparing the **Next Generation of Leaders**
- **Our Rare Leader** Development Portfolio
- Building a **World Class Team**
- Championing **Brain Health**
- **Alexion's Brain Health Movement**
- Prioritizing **Occupational Health and Safety**
- The Role of CSR in **Advancing Our Company**
- Investing in **Environmental, Social Governance**

REDEFINE
LIVING WITH A RARE DISEASE OR DEVASTATING CONDITION

- Pioneering **Breakthroughs for the Rare Community**
- Advancing **Revolutionary Diagnostics**
- **Innovative Medicines**
- Another **World-Record Diagnosis**
- Learning from and **Responding to COVID-19**
- Exploring Options for **Treating Severe COVID-19 Cases**
- **Diversifying Our Portfolio in 2020**
- **Collaborating On Solutions**
- Enabling **External Research**
- Creating and Maintaining **Patient Registries**
- A Rare **Perspective**

ETHICS & COMPLIANCE: OUR FOUNDATION

- **Integrity Matters**: Being True to Who We Are
- Maintaining **Our Culture of Integrity**
- **Integrity Matters Week**
- Cultivating **Compliance Thought Leadership**
- Facilitating Exceptional **Corporate Governance**
- Governing Our **Political Activities**
- Holding Our Suppliers to **High Standards**
- Collaborating on **Supplier ESG Standards**
- **Supporting Supplier Diversity**
- Ensuring **IT & Cybersecurity**
- Preparing Employees for **Data Security**

Download Alexion's newly released 2020 CSR Report at csr.alexion.com and explore our updated Environmental, Social, and Governance (ESG) disclosures.

 Alexion’s Current Indications            APPENDIX    Indication  Description  Links   PNH  Paroxysmal Nocturnal Hemoglobinuria  Chronic, debilitating, and potentially life-threatening ultra-rare blood disorder, with an average age of onset in the early 30s  more info  aHUS  atypical Hemolytic Uremic Syndrome  Ultra-rare, genetic, chronic, potentially life-threatening disease. Chronic uncontrolled complement activation results in thrombotic microangiopathy (TMA)  more info  gMG  Generalized Myasthenia Gravis  Debilitating, chronic, and progressive autoimmune neuromuscular disease.   more info  NMOSD  Neuromyelitis Optica Spectrum Disorder  Rare, devastating, complement-mediated disorder of the central nervous system characterized by relapses where each individual attack results in cumulative disability including blindness and paralysis, and sometimes premature death (primarily affects women)  more info  HPP  Hypophosphatemia  Inherited, progressive, ultra-rare metabolic disease in which patients experience devastating effects on multiple systems of the body, and face debilitating or life-threatening complications  more info  LAL-D  Liposomal Acid Lipase Deficiency  Genetic, chronic, and progressive ultra-rare metabolic disease in which infants, children, and adults experience continuous, uncontrolled accumulation of cholesteryl esters (CEs) and triglycerides (TGs) that may lead to multi-organ damage and premature death  more info  ANDEXXA  Coagulation factor Xa reversal (recombinant)  Reversal agent for life-threatening bleeds induced by factor Xa inhibitors  more info

ALEXION PIPELINE INDICATIONS - I

36 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

	Indication	Description	Links
WD	Wilson Disease	Rare, chronic, genetic, and potentially life-threatening liver disorder of impaired copper transport. The disorder is characterized by build-up of intra-cellular hepatic copper. Untreated, Wilson disease leads to various combinations and severity of hepatic, neurologic, and psychiatric symptoms, and can be fatal.	
ALA	AL (Light-chain) Amyloidosis	A protein misfolding disorder in which B-cells produce incomplete λ and κ light chain antibodies which clump in certain organs / tissues (including heart, lungs, kidneys, nervous system, and liver, eventually causing organ damage and death.	more info
PNH-EVH	Paroxysmal Nocturnal Hemoglobinuria with Extravascular Hemolysis	Chronic, debilitating, and potentially life-threatening ultra-rare blood disorder, with an average age of onset in the early 30s. EVH occurs when C3 opsonization of red blood cells causes macrophages to destroy those cells in tissue.	
DM	Dermatomyositis	Progressive autoimmune condition that causes skin changes and muscle weakness. Symptoms can include a red skin rash around the eyelids, red bumps around the joints, and muscle weakness in the arms and legs. Dermatomyositis is most common in adults between ages 40 and 60, or in children between ages 5 and 15.	more info
HSCT-TMA	Hematopoetic Stem Cell Transplant Thrombotic Micro-Angiopathy	Thrombotic microangiopathy (TMA) is a disorder that may occur following hematopoietic stem cell transplant (HSCT), often presenting in the setting of multiple triggers, including endothelial insult, immune dysregulation, and uncontrolled complement activation. The TMA has a significant impact to multiple organs, typically resulting in severe organ dysfunction and long-term morbidity. Mortality in patients with HSCT-TMA is approximately 60% with severe TMA approaching 90%.

ALEXION PIPELINE INDICATIONS - II

ALEXION
37 | APPENDIX
RARE INSPIRATION. CHANGING LIVES.

	Indication	Description	Links
CM-TMA	Complement-Mediated Thrombotic Micro-Angiopathy	Caused by abnormalities of regulation of the alternative pathway of complement activation. The indication describes a group of severe and chronic ultra-rare diseases that can cause progressive injury to vital organs— via damage to the walls of blood vessels and blood clots—potentially leading to organ failure and premature death. CM-TMA affects both adults and children and represents the population of patients with aHUS with or without triggers.	
COVID-19	Severe Acute Respiratory Distress Syndrome in COVID-19 patients	Patients with severe illness include those who are hospitalized with severe pneumonia or acute respiratory distress syndrome. Evidence suggests that acute lung injury associated with COVID-19 may be mediated in part by complement pathway whereby elevated C5 ultimately leads to severe pneumonia, blood clots and multi-organ dysfunction in many advanced COVID patients.	
WAIHA	Warm Auto-Immune Hemolytic Anemia	Rare autoimmune disorder caused by pathogenic Immunoglobulin G (IgG) antibodies that react with and cause the premature destruction of red blood cells at normal body temperature. The disease is often characterized by profound, and potentially life-threatening anemia and other acute complications.	
ATTR-CM	Transthyretin Amyloidosis (ATTR) with Cardiomyopathy (ATTR-CM)	A progressive, fatal disease caused by the accumulation of misfolded tetrameric transthyretin (TTR) amyloid in the heart. Caused by the destabilization of TTR due to inherited mutations or aging, symptoms usually manifest later in life (age 50+), with median survival of three to five years from diagnosis.

ALEXION PIPELINE INDICATIONS - III

38 | APPENDIX

RARE INSPIRATION. CHANGING LIVES.

	Indication	Description	Links
LN	Lupus Nephritis	An inflammatory renal disease that is a severe complication of systemic lupus erythematosus (SLE), in which deposits of immune complexes (e.g., IgG and complement) accumulate in the kidney and lead to injury. Approximately 30% SLE patients develop LN, and up to 30% of patients are refractory to treatment and progress to end stage renal disease requiring dialysis/transplant within 15 years . There are no FDA approved therapies for LN.	
PMN	Primary Membranous Nephropathy	Rare autoimmune disease characterized by autoantibodies to the podocyte membrane antigens PLA2R (~85%) and THSD7A (~5%) that causes nephrotic syndrome and chronic kidney disease. Approximately 30% of patients will progress to end stage renal disease within 10 years of diagnosis.	
IgAN	IgA Nephropathy (IgAN)	A heterogenous disease in terms of clinical manifestations and progression and is the most common cause of primary glomerulonephritis. In IgAN, locally deposited immune complexes lead to activation of the complement cascade & downstream endothelial organ damage. The Lectin and Alternative Pathways are believed to be the main driver of disease progression, which includes end stage renal disease and need for dialysis or transplant.	
C3G	Complement 3 Glomerulopathy	Ultra-rare, heterogenous renal disease characterized by uncontrolled continued activation of fluid and/or solid phase alternative pathway causing C3 deposition and inflammation, leading to kidney damage .	
ALS	Amyotrophic lateral sclerosis	A rare neurological disorder of progressive deterioration of nerve cells (motor neurons) in the brain and the spinal cord that control muscles throughout the body. Loss of motor neurons and muscle strength leads to loss of independence, paralysis and death, typically due to respiratory insufficiency.

APPENDIX

           APPENDIX

           APPENDIX

           APPENDIX

           APPENDIX

           APPENDIX

           APPENDIX

           APPENDIX